FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For September 18, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F X       Form 40-F
                                    ---               ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes                     No X
                              ---                    ---

The full effect that the recent terrorist attacks in the United States may have for the airline industry is not yet known. Consequences can be expected to include a reduction in the demand for airline travel and increased costs resulting from increased security measures. Such consequences may impact the ability of our lessees to perform under their leases and/or result in reduced demand for our aircraft, both of which would cause a reduction in our revenues.










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


                               INDEX TO EXHIBITS

Item
----
1.   AerCo Limited Monthly Report to Noteholders for September 2001.














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


                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      Dated: September 17, 2001




                                                 AERCO LIMITED


                                                 By: /s/ Michael Walsh
                                                    ---------------------------
                                                    Name:  Michael Walsh
                                                    Title: Attorney-in-Fact




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